EXHIBIT 99e


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Date of Material Change

January 22, 2002

Item 3.   Press Release

Press release was issued by Kinross in Toronto on January 22, 2002 with respect to the material change and filed via SEDAR.

Item 4.   Summary of Material Change

Kinross announced that it had entered into an underwriting agreement with a syndicate of underwriters led by CIBC World Markets Inc., RBC Capital Markets Inc. and Scotia Capital Inc. , under which the underwriters have agreed to buy and sell to the public 20,000,000 common shares of the Company from treasury, with an option for an additional 3,000,000 common shares, exercisable 48 hours prior to closing.

Item 5.   Full Description of Material Change

Kinross announced that it had entered into an underwriting agreement with a syndicate of underwriters led by CIBC World Markets Inc., RBC Capital Markets Inc. and Scotia Capital Inc. , under which the underwriters have agreed to buy and sell to the public 20,000,000 common shares of the Company from treasury, with an option for an additional 3,000,000 common shares, exercisable 48 hours prior to closing.

The purchase price of Cdn. $1.35 per Common Share will result in gross proceeds of Cdn. $27 million, assuming that the over-allotment option is not exercised and an additional $4.05 million if the over-allotment option is fully exercised. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about February 12, 2002.

The securities offered have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley




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         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 22nd day of January, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary